Xenith Bankshares, Inc.

One James Center

901 E. Cary Street, Suite 1700

Richmond, Virginia 23219

March 24, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Seaman and Erin Magnor Purnell

Xenith Bankshares, Inc.

Registration Statement on Form S-1 (Registration No. 333-170836)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Xenith Bankshares, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”) to 4:00 p.m., Eastern Daylight Time, on Thursday, March 24, 2011, or as soon thereafter as practicable.

Pursuant to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to T. Gaylon Layfield, III, President and Chief Executive Officer of the Company, dated December 15, 2010, in connection with the Registration Statement, the Company acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

XENITH BANKSHARES, INC.

By:	/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III
President and Chief Executive Officer